UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. __)*

Pharsight Corporation

(Name of Issuer)

Common Stock  ($0.001 par value)

(Title of Class of Securities)

71721Q 10 1

(CUSIP Number)

Ivy Dodes

Credit Suisse First Boston

Eleven Madison Avenue

New York, New York 10010

(212) 325-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 26, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71721Q 10 1	13D	Page 2 of 17

1

NAME OF REPORTING PERSON

Credit Suisse First Boston, on behalf of the investment banking business of the Credit Suisse First Boston business unit.

I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER See Item 5

	8	SHARED VOTING POWER See Item 5

	9	SOLE DISPOSITIVE POWER See Item 5

	10	SHARED DISPOSITIVE POWER See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 See Item 5

14	TYPE OF REPORTING PERSON BK, HC

CUSIP No. 71721Q 10 1	13D	Page 3 of 17

Item 1.                                   Security and Issuer

The class of equity securities to which this statement relates is the common stock, par value $0.001 per share (the “Common Stock”), issued by Pharsight Corporation, a Delaware corporation (“Pharsight”), which has its principal executive office at 800 West El Camino Real, Mountain View, CA 94040.

The Reporting Person (defined below) acquired the Common Stock requiring the filing of this Schedule 13D through the purchase of units (“Units”).  Each unit is comprised of: (a) one share of Series A preferred stock (“Preferred Stock”) of Pharsight, each share of which is convertible into four shares of Common Stock, and (b) one warrant to acquire Common Stock (“Warrants”), pursuant to a Preferred Stock and Warrant Purchase Agreement, dated as of June 25, 2002, between certain investors and Pharsight (the “Purchase Agreement”).

Item 2.                                   Identity and Background

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Schedule 13D is being filed by Credit Suisse First Boston (the “Bank”), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute part of the investment banking business (the “Reporting Person”) of the Credit Suisse First Boston business unit (the “CSFB business unit”).  The CSFB business unit is also comprised of an asset management business (“Asset Management”).  The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds.  Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide.  The address of the Bank’s principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland.  The address of the Reporting Person’s principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. (“CSFBI”), a Delaware corporation.  The address of CSFBI’s principal business and office is Eleven Madison Avenue, New York, New York 10010.  The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group (“CSG”), a corporation formed under the laws of Switzerland.

CSFBI owns all of the voting stock of Credit Suisse First Boston (USA), Inc. (“CSFB-USA”), a Delaware Corporation and holding company.  Donaldson, Lufkin & Jenrette Securities Corporation (“DLJSC”), a Delaware corporation and a registered broker-dealer, is a wholly-owned subsidiary of CSFB-USA.1   The address of the principal business and office of each of CSFB-USA, CSFBC and DLJSC is Eleven Madison Avenue, New York, New York 10010.

CSG is a global financial services company with two distinct business units.  In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse Financial Services business unit.  CSG’s business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person.  CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own shares of the securities of the issuer to which this schedule relates (the “Shares”) and such Shares are not reported in this statement.  CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person.  The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit.

 DLJ First ESC L.P. (“First ESC”) Sprout Entrepreneurs’ Fund, L.P., (“Sprout Entrepreneurs”), Sprout CEO Fund, L.P. (“Sprout CEO”), Sprout Capital VII, L.P. (“Sprout VII”) and Sprout Capital IX, L.P. (“Sprout IX”) are Delaware limited partnerships which make investments for long term appreciation.

DLJ Capital Corporation (“DLJCC”), a Delaware corporation and a wholly owned subsidiary of CSFB-USA, acts a venture capital partnership management company.  DLJCC is also the general partner of Sprout Entrepreneurs and the managing general partner of Sprout CEO, Sprout Capital VII and Sprout IX and, as such, is responsible for their day to day management.  DLJCC makes all of the investment decisions on behalf of Sprout Entrepreneurs, Sprout CEO, Sprout VII and Sprout IX.

1 DLJSC is a registered broker-dealer effecting trades in many companies, including Pharsight.

CUSIP No. 71721Q 10 1	13D	Page 4 of 17

DLJ Associates VII, L.P. (“Associates VII”) and DLJ Associates IX, L.P. (“Associates IX”), each a Delaware limited partnership, are general partners of Sprout VII and Sprout IX, respectively, and in accordance with the terms of the relevant partnership agreements, do not participate in investment decisions made on behalf of Sprout VII and Sprout IX, respectively.  DLJ Capital Associates VII, Inc. (“DLJCA VII”) and DLJ Capital Associates IX, Inc. (“DLJCA IX”), each a Delaware corporation are the managing general partners of Associates VII and Associates IX respectively.

DLJ LBO Plans Management Corporation (“DLJLBO”), a Delaware corporation is the managing general partner of First ESC and is responsible for its day to day operations.  DLJLBO is a registered investment adviser and makes all of the investment decisions on behalf of First ESC.  DLJLBO is a wholly owned subsidiary of Credit Suisse First Boston Private Equity, Inc. (“CSFBPE”), a Delaware corporation, which is a wholly owned subsidiary of CSFB-USA. Hereinafter, First ESC, Sprout Entrepreneurs, Sprout CEO, Sprout VII, Sprout IX, DLJCC, Associates VII, Associates IX, DLJCA VII, DLJCA IX, DLJLBO, CSFBPE are collectively referred to as the “CSFB Entities”).

In addition, the Reporting Person, CSFBI, CSFB-USA and DLJCC may be deemed to beneficially own 15,000 shares of Common Stock subject to option that are currently exercisable or exercisable within 60 days held by Philippe Chambon, M.D., Ph.D., a general partner of Associates VII and Associates IX who serves on the Company’s Board of Directors.

The name, business address, citizenship, title of each executive officer or director of the Reporting Person, CSFBI, CSFB-USA, and those CSFB Entities that are corporations are set forth on Schedules A-1 through Schedules A-9 attached hereto, each of which is incorporated by reference herein.

During the past (5) years none of the Reporting Person, CSFBI, CSFB-USA, CSFBC, the CSFB Entities nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-9 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                   Source and Amount of Funds or Other Consideration

The Reporting Person acquired (a) Preferred Stock of Pharsight, each share of which is convertible into four shares of Common Stock, (b) and Warrants, pursuant to the Purchase Agreement. The Reporting Person acquired the shares of Preferred Stock and Warrants with cash consideration.  The purchase price for each share of Preferred Stock is $4.008 (the equivalent of $1.002 per share of Common Stock).  The purchase price for each Warrant is $0.125.

The funds used by the Reporting Person that are limited partnerships to purchase the Preferred Stock and Warrants described above were obtained by such entities from capital contributions by their partners and from direct capital commitments by DLJSC and DLJCC.

Item 4.                                   Purpose of Transaction

The Reporting Person purchased the Preferred Stock and Warrants for general investment purposes.  The Reporting Person retains the right to change its investment intent.  The Reporting Person intends to review from time to time the Company’s business affairs and financial position.  Based on such evaluation and review, as well as general economic and industry conditions existing at the time, the Reporting Person may consider from time to time various alternatives courses of action.  Such actions may include the acquisition of additional shares of Common Stock or other securities through open market purchases, privately negotiated transaction, a tender offer, an exchange offer, or otherwise.  Alternatively, such actions may involve the sale of all or a portion of the shares of Common Stock or other securities in the open market, in privately negotiated transactions, through a public offering or otherwise.

Except as set forth herein or attached hereto, the Reporting Person, nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-9 attached hereto, have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.                                   Interest in Securities of the Issuer

(a)                                  On May 31, 2002, there were 18,770,422 shares of Pharsight Common Stock outstanding.

As of June 26, 2002, Donaldson, Lufkin & Jenrette Securities Corporation beneficially owns an aggregate of 97,020 shares of Common Stock, which represents approximately 0.5% of the outstanding Common Stock.  Such shares include 77,616 shares of Common Stock issuable upon the conversion of Preferred Stock and 19,404 shares of Common Stock issuable upon the exercise of the Warrants.

As of June 26, 2002, Sprout Entrepreneurs Funds, L.P. beneficially owns an aggregate of 7,595 shares of Common Stock, which represents approximately 0.04% of the outstanding Common Stock.  Such shares include 6,076 shares of Common Stock issuable upon the conversion of Preferred Stock and 1,519 shares of Common Stock issuable upon the exercise of Warrants.

CUSIP No. 71721Q 10 1	13D	Page 5 of 17

As of June 26, 2002, Sprout Capital IX, L.P. beneficial owns an aggregate of 1,927,475 shares of Common Stock, which represents approximately 9.3% of the outstanding Common Stock.  Such shares include 1,541,980 shares of Common Stock issuable upon the conversion of Preferred Stock and 385,495 shares of Common Stock issuable upon the exercise of Warrants.

As of June 26, 2002, Sprout Capital VII, L.P. beneficially owns an aggregate of 2,105,340 shares of Common Stock, which represents approximately 10.1% of the outstanding Common Stock.  Such shares include 428,596 shares of Common Stock issuable upon the conversion of Preferred Stock and 107,149 shares of Common Stock issuable upon the exercise of Warrants.

As of June 26, 2002, Sprout CEO Fund, L.P. beneficially owns an aggregate of 24,453 shares of Common Stock, which represents approximately 0.1% of the outstanding Common Stock.  Such shares include 4,976 shares of Common Stock issuable upon the conversion of Preferred Stock and 1,244 shares of Common Stock issuable upon the exercise of Warrants.

As of June 26, 2002, DLJ Capital Corp. beneficially owns 48,407 shares of Common Stock, which represents approximately 0.26% of the outstanding Common Stock.  Such shares include 9,856 shares of Common Stock issuable upon the conversion of Preferred Stock and 2,464 shares of Common Stock issuable upon the exercise of Warrants.

As of June 26, 2002, DLJ First ESC L.P. beneficially owns 242,020 shares of Common Stock, which represents approximately 1.3% of the outstanding Common Stock.  Such shares include 49,268 shares of Common Stock issuable upon the conversion of Preferred Stock and 12,317 shares of Common Stock issuable upon the exercise of Warrants.

To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person nor any of the CSFB Entities, nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-9 attached hereto, beneficially owns any Common Stock.

(b)                                 There is shared power to vote or to direct the vote, and shared power to dispose or direct the disposition, as to all shares of Common Stock referenced in paragraph 5(a).

(c)                                  To the best knowledge of the Reporting Person and except as described herein, neither the Reporting Person nor any of the CSFB Entities nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-9 attached hereto, has effected any transactions in the Common Stock during the past 60 days.

(d)                                 No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Person, CSFBI, CSFB-USA or the CSFB Entities.

(e)                                  Not applicable.

Item 6.                                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to Item 3 and Item 4.  Pursuant to the Purchase Agreement, the Reporting Persons intend to acquire up to 377,741 additional shares of Preferred Stock at a purchase price of $4.008 per share (convertible into 1,510,964 shares of Common Stock), and up to 377,741 additional Warrants at a purchase price of $0.125 per share, at the Second Closing for cash consideration.  The Second Closing is anticipated to occur after stockholder approval is obtained by Pharsight for the additional issuance of shares of Common Stock.

Item 7.                                   Material to be Filed as Exhibits

A.

Certificate of Designations of Series A and Series B Convertible Preferred Stock of Pharsight Corporation, as filed with the Secretary of State of the State of Delaware on June 26, 2002. (Incorporated by reference to Exhibit 3.4 of Pharsight Corporation’s Annual Report on Form 10K for

CUSIP No. 71721Q 10 1	13D	Page 6 of 17

the year ended March 31, 2002 (the “Annual Report”), as filed with the Securities and Exchange Commission on July 1, 2002. )
B.	Pharsight Corporation Preferred Stock and Warrant Purchase Agreement, dated June 25, 2002, with exhibits. (Incorporated by reference to Exhibit 10.31 of the Annual Report. )
C.	Form of Pharsight Corporation Warrant for the Purchase of Shares of Common Stock. (Incorporated by reference to Exhibit 10.32 of the Annual Report. )

CUSIP No. 71721Q 10 1	13D	Page 7 of 17

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2002

CREDIT SUISSE FIRST BOSTON, acting solely on behalf of the investment banking business of the Credit Suisse First Boston business unit
By:	/s/ Ivy B. Dodes
Name:	Ivy B. Dodes
Title:	Managing Director

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 71721Q 10 1	13D	Page 8 of 17

EXHIBIT INDEX

A

Certificate of Designations of Series A and Series B Convertible Preferred Stock of Pharsight Corporation, as filed with the Secretary of State of the State of Delaware on June 26, 2002. (Incorporated by reference to Exhibit 3.4 of Pharsight Corporation’s Annual Report on Form 10K for the year ended March 31, 2002 (the “Annual Report”), as filed with the Securities and Exchange Commission on July 1, 2002. )

B	Pharsight Corporation Preferred Stock and Warrant Purchase Agreement, dated June 25, 2002, with exhibits. (Incorporated by reference to Exhibit 10.31 of the Annual Report. )
C	Form of Pharsight Corporation Warrant for the Purchase of Shares of Common Stock. (Incorporated by reference to Exhibit 10.32 of the Annual Report. )

CUSIP No. 71721Q 10 1	13D	Page 9 of 17

SCHEDULE A-1

EXECUTIVE OFFICERS AND DIRECTORS OF
THE REPORTING PERSON

                The following sets forth the name, business address, present principal occupation and citizenship of each executive officer of the Reporting Person.  The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

John J. Mack	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer, Chairman	United States

Christopher Carter	Eleven Madison Avenue New York, NY 10010 USA	Chairman of Europe	Great Britain

Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Head of Securities Division	United States

Hamiton E. James	Eleven Madison Avenue New York, NY 10010 USA	Chairman Global Investment Banking and Private Equity	United States

Stephen R. Volk	Eleven Madison Avenue New York, NY 10010 USA	Chairman of CSFB	United States

Thomas R. Nides	Eleven Madison Avenue New York, NY 10010 USA	Chief Administrative Officer	United States

Hector W. Sants	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive of Europe	United States

Richard E. Thornburgh	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States

Adebayo Ogunlesi	Eleven Madison Avenue New York, NY 10010 USA	Head of Global Investment Banking	Nigeria

Eileen K. Murray	Eleven Madison Avenue New York, NY 10010 USA	Head of IT and Operations	United States

Brian Finn	Eleven Madison Avenue New York, NY 10010 USA	Member of CSFB Office of the Chairman	United States

Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Global General Counsel	United States

A-9.

CUSIP No. 71721Q 10 1	13D	Page 10 of 17

SCHEDULE A-2

EXECUTIVE OFFICERS AND DIRECTORS OF
CREDIT SUISSE FIRST BOSTON, INC.

                The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston, Inc.  The business address of Credit Suisse First Boston, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

John J. Mack	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States

Stephen R. Volk	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

Richard E. Thornburgh	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer and Board Member	United States

Adebayo O. Oguniesi	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	Nigeria

Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

D. Wilson Ervin	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

David C. Fisher, M.D.	Eleven Madison Avenue New York, NY 10010 USA	Chief Accounting Officer and Controller	United States

David C. O’Leary	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States

Hamilton E. James	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Jeffrey H. Salzman	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Treasurer	United States

Nell Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Nell Radey	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Robert C. O’Brien	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Chief Credit Officer	United States

Eileen K. Murray	Eleven Madison Avenue	Managing Director	United States

A-10.

CUSIP No. 71721Q 10 1	13D	Page 11 of 17

SCHEDULE A-3

EXECUTIVE OFFICERS AND DIRECTORS OF
CREDIT SUISSE FIRST BOSTON (USA), INC.

                The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (USA), Inc.  The business address of Credit Suisse First Boston (USA), Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

John J. Mack	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States

Stephen R. Volk	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States

Richard E. Thornburgh	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Head of Finance & Risk	United States

Adebayo O. Oguniesi	Eleven Madison Avenue New York, NY 10010 USA	Board Member, Managing Director and Head Global Investment Banking	Nigeria

Hamilton E. James	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Chair of Global Investment Banking & Private Equity	United States

Eileen K. Murray	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States

Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Head of the Securities Division and Board Member	United States

Jeffrey M. Peek	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director, Head of Financial Services Division	United States

Andrew B. Federbusch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

D. Wilson Ervin	Eleven Madison Avenue New York, NY 10010 USA	Head of Strategic Risk Management	United States

David C. Fisher	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial and Accounting Officer	United States

Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States

Luther L. Terry, Jr.	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Neil Radey	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Nell Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

A-11.

CUSIP No. 71721Q 10 1	13D	Page 12 of 17

SCHEDULE A -4

EXECUTIVE OFFICERS AND DIRECTORS OF
DONALDSON, LUFKIN & JENRETTE SECURITIES CORPORATION

                The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Donaldson, Lufkin & Jenrette Securities Corporation.  The business address of Donaldson, Lufkin & Jenrette Securities Corporation is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

John J. Mack	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States

Richard E. Thornburgh	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States

Jeffrey M. Peek	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

David C. Fisher	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer and Board Member	United States

Hamilton E. James	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States

Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States

Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States

Richard F. Bruckner	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States

Andrew F. Federbusch	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

D. Wilson Ervin	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Frank J. DeCongello	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Head of Operations	United States

Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Treasurer	United States

Michael J. Campbell	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Robert C. O’Brien	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

A-12.

CUSIP No. 71721Q 10 1	13D	Page 13 of 17

SCHEDULE A-5

EXECUTIVE OFFICERS AND DIRECTORS OF
CREDIT SUISSE FIRST BOSTON PRIVATE EQUITY, INC.

                The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston Private Equity, Inc.  The business address of Credit Suisse First Boston Private Equity, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

Hamilton E. James	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

Lawrence M.v.D. Schloss	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Chief Executive Officer	United States

George R. Horning	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer	United States

Kenneth J. Lohsen	Eleven Madison Avenue New York, NY 10010 USA	Controller	United States

Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States

Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Chief Operations Officer — Funds Management	United States

A-13.

CUSIP No. 71721Q 10 1	13D	Page 14 of 17

SCHEDULE A-6

EXECUTIVE OFFICERS AND DIRECTORS OF
DLJ CAPITAL CORPORATION

                The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ Capital Corporation.  The business address of DLJ Capital Corporation is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

Keith B. Geeslin	Eleven Madison Avenue New York, NY 10010 USA	Board Member, Chairman and Managing Director	United States

Raymond M. Disco	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Treasurer	United States

Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States

Alexander Rosen	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	President	United States

Janet A. Hickey	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Kathleen LaPorte	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Philippe Chambon	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Stephen M. Diamond	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

A-14.

CUSIP No. 71721Q 10 1	13D	Page 15 of 17

SCHEDULE A-7

EXECUTIVE OFFICERS AND DIRECTORS OF
DLJ LBO PLANS MANAGEMENT CORPORATION

                The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ LBO Plans Management Corporation.  The business address of DLJ LBO Plans Management Corporation is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	President and Board Member	United States

Joseph F. Huber	Eleven Madison Avenue New York, NY 10010 USA	Vice President and Board Member	United States

David C. O’Leary	Eleven Madison Avenue New York, NY 10010 USA	Vice President and Board Member	United States

David M. Russell	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Senior Vice President and Controller	United States

Gregory W. Burnes	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

Ivy B. Dodes	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

James D. Allen	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

John S. Ficarra	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

Matthew C. Kelly	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

Michael Arpey	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

Peter J. Murray	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

Richard A. Scardina	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

A-15.

CUSIP No. 71721Q 10 1	13D	Page 16 of 17

SCHEDULE A-8

EXECUTIVE OFFICERS AND DIRECTORS OF
DLJ CAPTIAL ASSOCIATES VII, INC.

                The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ Capital Associates VII, Inc.  The business address of DLJ Capital Associates VII, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

Keith Geeslin	Eleven Madison Avenue New York, NY 10010 USA	President	United States

Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Vice President and Board Member	United States

Philippe Chambon	Eleven Madison Avenue New York, NY 10010 USA	Vice President	France

A-16.

CUSIP No. 71721Q 10 1	13D	Page 17 of 17

SCHEDULE A-9

EXECUTIVE OFFICERS AND DIRECTORS OF
DLJ CAPITAL ASSOCIATES IX, INC.

                The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ Capital Associates XI, Inc.  The business address of DLJ Capital Associates IX, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

Keith Geeslin	Eleven Madison Avenue New York, NY 10010 USA	President	United States

Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Vice President and Board Member	United States

Philippe Chambon	Eleven Madison Avenue New York, NY 10010 USA	Vice President	France

A-17.